Exhibit 99.2

July 28, 2022

Kaltura Board Members
c/o Mr. Ron Yekutiel
Kaltura, Inc.
860 Broadway 3rd Floor
New York, New York 10003

Dear Kaltura Board of Directors:

We are writing in follow up to our letters to you of June 5, 2022 (the “Initial Proposal”) and July 10, 2022, outlining our revised proposal (the “Revised Proposal”) to combine our two businesses, (“Panopto” or “we” or “us”) and Kaltura, Inc. (“Kaltura” or the “Company”), at a purchase price in the range of $2.75 - $3.00 per share in cash for all of the outstanding shares of Kaltura, with the support of our financial sponsor, K1 Investment Management, LLC (“K1”). As you know, this Revised Proposal represented a significant increase from the offer price in our Initial Proposal, and we are now prepared to offer $3.00 per share, the upper end of that range. In our view, our Revised Proposal represents not only a compelling strategic opportunity, but, most importantly, extraordinary value for all of Kaltura’s stakeholders. As an indication of our seriousness, K1 has recently acquired a significant ownership stake in Kaltura and is now one of the Company’s largest shareholders.

At $3.00 per share, our Revised Proposal represents a premium of 27% over Kaltura’s closing stock price on July 28, 2022, a premium of 44% over the average stock price during the last 30 days, and a premium of 52% over the average stock price during the last 60 days. Importantly, however, the true premium of our offer to Kaltura’s unaffected share price is significantly greater since K1 was in the market substantially increasing its ownership stake and driving up the price of the shares during each of these periods. In fact, K1 acquired more than 4.8 million shares in the 13 trading days between July 7 and July 25 (during which K1 was in the market on all but one of those days, and on many of those days represented a significant percentage of the total trading volume in your shares).  Our Revised Proposed represents a premium of 75% over Kaltura's closing stock price of $1.72 on July 6, the day before this accumulation began.

We have the deepest respect for Kaltura’s existing management team, and we have appreciated the time Mr. Yekutiel has taken to speak with us regarding a proposed transaction, as well as the Board of Directors (the “Board”) reviewing our Revised Proposal expressed in our July 10th letter. While we are disappointed that the Board has to date decided to reject our Revised Proposal without engaging in a meaningful dialogue, we remain committed to pursuing a transaction between our two businesses.

We continue to believe that Kaltura is an attractive business that, coupled with Panopto, would create an impressive player in the video industry that would be immediately able to drive an unparalleled and sustained level of value by helping organizations enhance their management of video content, improve audience experience, and drive engagement for students and employees and end market constituents alike. We believe that Kaltura’s best opportunity for maximizing strategic value is as part of a strategic combination. As a result, we would hope that the Board would engage with us on our Revised Proposal.

Our Revised Proposal, as reiterated below in further detail, offers a highly attractive opportunity for Kaltura shareholders to realize extraordinary value in a turbulent financial environment. Notably, it provides them with a significant premium valuation and the opportunity to receive substantial and immediate cash consideration. As evidence, it is significantly above the updated stock price target of $2.50 contained in a July 13, 2022 analyst note from Goldman Sachs.1 We are confident that this Revised Proposal would be well-received by Kaltura’s other shareholders and that they would expect collaborative engagement from you on the basis of these improved terms.

[1]	Goldman Sachs analyst note entitled “Americas Emerging Software: Applying a cyclical framework to a secular growth industry,” July 13, 2022.

We believe video is the new document and is driving the future of learning, work, and connectivity, globally. The Kaltura management team and its employees have built an impressive business, and will be an important part of the future of the combined business. We believe that we can build upon the success Kaltura has already achieved, and provide enhanced opportunities for Kaltura’s customers going forward. Panopto would be extremely excited to partner with Kaltura to build the best company culture in the world and a truly global business.

The potential transaction outlined in this letter represents a highly compelling opportunity for both Kaltura’s and Panopto’s shareholders, employees, and customers. We reiterate our request that our offer be fairly and carefully evaluated by the full Board with the assistance of independent financial advisors, consistent with your fiduciary duties. As we have noted previously, we would be happy to arrange for a discussion between our respective financial advisors to review the merits of our proposal and to better understand Kaltura’s present perspective. The principal terms of our Revised Proposal are summarized below.

As previously noted, the Board of Directors of Panopto and the Investment Committee of K1 unanimously authorized us to make a significant increase in the consideration offered to Kaltura’s stockholders in an effort to reach a definitive agreement promptly. This revised term sheet (this “Revised Term Sheet”) is a preliminary summary of the non-binding terms concerning a potential transaction pursuant to which Panopto or one of its affiliates will acquire, directly or indirectly, all the issued and outstanding capital stock of Kaltura from its stockholders. The terms and conditions described in this term sheet with respect to the proposed acquisition are referred to herein as the “Transaction”.

1.	Purchase Price:

We are pleased to offer a purchase price of $3.00 per share in cash for all the outstanding shares of Kaltura. Our proposal assumes the Company has 145,377,877 shares outstanding on a fully diluted basis (using the treasury stock method). We believe this offer represents a very full and fair value for Kaltura.

We would also encourage open discussions around the treatment of existing employee incentive equity at Kaltura, including the acceleration of unvested but in-the-money options based upon the purchase price.

2.	Financing:

K1 and Panopto will finance the Transaction with equity from one or more of K1’s committed capital investment funds. Although we may seek to secure debt financing prior to closing of the Transaction, we will not require a financing contingency as part of the Transaction. Our ability to finance the Transaction with equity provides exceptional speed and certainty of close to the Company.

3.	Timing and Due Diligence Review:

We would like to emphasize that this offer is based solely on publicly available information. K1 and Panopto are willing to expend the resources to complete due diligence and sign definitive documents on an expedited timeline. We will require access to non-public operational, financial, and legal information (including as to the assumptions set forth in our prior letters) that is customary for transactions of this type after the execution of an appropriate confidentiality agreement for transactions of this type. We will be assisted in due diligence by Crosslake (technology), Alix Partners (operational advisor), Macquarie Capital (financial advisor) and Kirkland & Ellis LLP (legal).

4.	Corporate Approvals and Material Conditions:

Subject to satisfactory completion of confirmatory due diligence and approval of its investment committee, K1 has obtained all required internal approvals for the Transaction. No additional approvals are or will be required to consummate the Transaction.

We expect the Transaction will be subject to customary closing conditions, including (i) the receipt of all necessary governmental approvals required to consummate the Transaction; and (ii) the receipt of approval by Kaltura stockholders.

5.	Next Steps:

The following individuals who serve on the board of directors of Panopto are prepared to answer questions regarding our proposal:

Tobi Hartmann CEO, Panopto Phone: [####] [####]	George Mansour Partner, K1 Phone: [####] [####]	Henry Wang Vice President, K1 Phone: [####] [####]

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The provisions of this Revised Term Sheet constitute a non-binding expression of intent and are not intended, and shall not be construed, to constitute a binding obligation of the Company, Panopto or K1 or any of their respective affiliates. Unless and until a definitive agreement has been authorized, executed and delivered by all parties thereto, none of K1 or Panopto, or their respective affiliates or representatives shall have any legal obligation or liability of any kind with respect to the negotiation or consummation of a Transaction or the proposal described in this letter, and, following any such execution of a definitive agreement, the only obligations of the parties thereto with respect to such matters will be those set forth in such definitive agreement.

We view the Transaction as one of critical importance to us and of potentially great value to our fellow stockholders. We continue to believe that all stakeholders will benefit from the combined, stronger and more competitive company.

As indicated in our July 10th letter, our Board of Directors and the Investment Committee of K1 have unanimously approved the submission of the Revised Term Sheet, and we look forward to hearing from you as soon as possible.

Sincerely,

PANOPTO, INC.

By:	/s/	Tobi Hartmann
Name:		Tobi Hartmann
Title:		Chief Executive Officer